833 EAST MICHIGAN STREET SUITE 1800
MILWAUKEE, WISCONSIN 53202-5615
TEL 414.273.3500 FAX 414.273.5198
www.GKLAW.COM
Direct: 608-284-2226
pkrill@gklaw.com

        September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

RE: Madison Funds
(Registration Nos: 333-29511 and 811-08261)

Ladies and Gentlemen:

In accordance with Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, filed herewith via EDGAR on behalf of Madison Funds (the “Trust”) and its series, please find a Preliminary Proxy Statement relating to a Special Meeting of the Trust’s shareholders to be held on November 30, 2023. We anticipate mailing definitive copies of the proxy statement to shareholders on or about October 2, 2023.

If you have any questions concerning this filing, please do not hesitate to contact me directly at (608) 284-2226.
Very truly yours,

GODFREY & KAHN, S.C.

                            /s/ Pamela M. Krill

Pamela M. Krill

29865526.1
OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.